UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blyth, Inc.

File No. 1-13026- CF#30875

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Blyth, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 1, 2013 and confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2014.

Based on representations by Blyth, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	November 1, 2013	through June 1, 2016
10.15(a)	10-K	March 14, 2014	through June 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin O'Neill
Deputy Secretary